UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

GERDAU S.A.

Av. Dra. Ruth Cardoso, 8501, 8th floor

05425-070 São Paulo, São Paulo

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GERDAU S.A.

CNPJ No. 33.611.500/0001-19

NIRE No. 35300520696

Publicly-held company

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) ("Company") communicates, following up on the notice to the market dated June 3, 2025, that it has priced the Offering, in the United States, of New Bonds issued by its subsidiary, Gerdau Trade. The Offering will be carried out in the total amount of US$650,000,000, maturing in 2035 and coupon of 5.750% per year, with the Bonds priced at 99.947% of their principal amount.

This notice to the market is disclosed for informational purposes only and should not be considered an offer to sell or solicitation to buy the New Bonds, in the United States or in any other country, including Brazil, as well as no sales of the New Bonds should be made in any jurisdiction where such offer, solicitation or sale would be illegal.

São Paulo, June 4, 2025.

Rafael Dorneles Japur

Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Vice-President and Investor Relations Officer